UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CEC ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
125137109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125137109
1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,161,200*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,161,200*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,200*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%*
12	TYPE OF REPORTING PERSON HC/OO
* Based on information set forth on the Form 10-Q of CEC Entertainment, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 shares of the Company’s common stock, par value $0.10 per share (the “Shares”), issued and outstanding as of November 5, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,161,200 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 194,800 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and

G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 125137109
1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,161,200*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,161,200*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,200*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%*
12	TYPE OF REPORTING PERSON IA/PN
* Based on information set forth on the Form 10-Q of CEC Entertainment, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 shares of the Company’s common stock, par value $0.10 per share (the “Shares”), issued and outstanding as of November 5, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,161,200 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 194,800 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 125137109
1	NAME OF REPORTING PERSON: WSV Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 194,800*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 194,800*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,800*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12	TYPE OF REPORTING PERSON HC/OO

* Based on information set forth on the Form 10-Q of CEC Entertainment, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 shares of the Company’s common stock, par value $0.10 per share (the “Shares”), issued and outstanding as of November 5, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,161,200 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 194,800 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and

Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 125137109
1	NAME OF REPORTING PERSON: WS Ventures Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 194,800*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 194,800*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,800*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth on the Form 10-Q of CEC Entertainment, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 shares of the Company’s common stock, par value $0.10 per share (the “Shares”), issued and outstanding as of November 5, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,161,200 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 194,800 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and

Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 125137109
1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,356,000*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,356,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,356,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of CEC Entertainment, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 shares of the Company’s common stock, par value $0.10 per share (the “Shares”), issued and outstanding as of November 5, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,161,200 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 194,800 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting

Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 125137109
1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,356,000*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,356,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,356,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of CEC Entertainment, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 shares of the Company’s common stock, par value $0.10 per share (the “Shares”), issued and outstanding as of November 5, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,161,200 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 194,800 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

CUSIP No. 125137109
1	NAME OF REPORTING PERSON: Patrick P. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 194,800*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 194,800*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,800*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth on the Form 10-Q of CEC Entertainment, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 shares of the Company’s common stock, par value $0.10 per share (the “Shares”), issued and outstanding as of November 5, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,161,200 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 194,800 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the

Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

THIS SCHEDULE 13G STATES THAT EACH OF THE REPORTING PERSONS BENEFICIALLY OWNS LESS THAN 5% OF THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING AS OF THE REPORTING DATE.

Item 1(a).	Name of Issuer: CEC ENTERTAINMENT, INC.
Item 1(b).	Address of Issuer's Principal Executive Offices:
4441 West Airport Freeway Irving, Texas 75062

Item 2(a).	Name of Person Filing:
WS Capital, L.L.C.
WS Capital Management, L.P.:
WSV Management, L.L.C.
WS Ventures Management, L.P.
Reid S. Walker
G. Stacy Smith
Patrick P. Walker
Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111 Dallas, Texas 75201

Item 2(c).	Citizenship:
	WS Capital, L.L.C.:	Texas
	WS Capital Management, L.P.:	Texas
	WSV Management, L.L.C.:	Texas
	WS Ventures Management, L.P.:	Texas
	Reid S. Walker:	United States
	G. Stacy Smith:	United States
	Patrick P. Walker:	United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.10 per share
Item 2(e).	CUSIP Number: 125137109
Item 3.	Not Applicable.
Item 4.	Ownership:
(a)	Amount Beneficially Owned:
	WS Capital, L.L.C.:	1,161,200*

* Based on information set forth on the Form 10-Q of CEC Entertainment, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 shares of the Company’s common stock, par value $0.10 per share (the “Shares”), issued and outstanding as of November 5, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the "WS Funds") owned in the aggregate 1,161,200 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS

	WS Capital Management, L.P.:	1,161,200*
	WSV Management, L.L.C.:	194,800*
	WS Ventures Management, L.P.:	194,800*
	Reid S. Walker:	1,356,000*
	G. Stacy Smith:	1,356,000*
	Patrick P. Walker:	194,800*
(b)	Percent of Class:
	WS Capital, L.L.C.:	4.0%*
	WS Capital Management, L.P.:	4.0%*
	WSV Management, L.L.C.:	0.7%*
	WS Ventures Management, L.P.:	0.7%*
	Reid S. Walker:	4.6%*
	G. Stacy Smith:	4.6%*
	Patrick P. Walker:	0.7%*
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0*
(ii)	shared power to vote or to direct the vote:
	WS Capital, L.L.C.:	1,161,200

Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned in the aggregate 194,800 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.
* Based on information set forth on the Form 10-Q of the Company as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 Shares issued and outstanding as of November 5, 2007. As of December 31, 2007 the WS Funds owned in the aggregate 1,161,200 Shares. WSC Management is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, the WSO Funds owned in the aggregate 194,800 Shares. WSVM is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under

	WS Capital Management, L.P.:	1,161,200*
	WSV Management, L.L.C.:	194,800*
	WS Ventures Management, L.P.:	194,800*
	Reid S. Walker:	1,356,000*
	G. Stacy Smith:	1,356,000*
	Patrick P. Walker:	194,800*
(iii)	sole power to dispose or to direct the disposition of: 0*
(iv)	shared power to dispose or to direct the disposition of:
	WS Capital, L.L.C.:	1,161,200
	WS Capital Management, L.P.:	1,161,200*
	WSV Management, L.L.C.:	194,800*
	WS Ventures Management, L.P.:	194,800*
	Reid S. Walker:	1,356,000*
	G. Stacy Smith:	1,356,000*
	Patrick P. Walker:	194,800*
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable.
Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

* Based on information set forth on the Form 10-Q of the Company as filed with the Securities and Exchange Commission on November 9, 2007, there were 29,417,034 Shares issued and outstanding as of November 5, 2007. As of December 31, 2007 the WS Funds owned in the aggregate 1,161,200 Shares. WSC Management is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, the WSO Funds owned in the aggregate 194,800 Shares. WSVM is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 1,356,000 Shares, or approximately 4.6% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) WS Capital and WSC Management are deemed to beneficially own 1,161,200 Shares, or approximately 4.0% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSVM, WSV, and Mr. Patrick P. Walker are deemed to beneficially own 194,800 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 9.	Notice of Dissolution of Group:
Not applicable.
Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 30, 2008

WS CAPITAL, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.
By: WSV Management, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)